ARTICLES OF INCORPORATION

I.

The name of the Corporation is:  The Fifty-Six Fund

II. The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the GENERAL CORPORATION LAW of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III.

The name and address in the State of California of this corporation's initial agent for service of process is:

Name:

Marcus B. Crawshaw

Address:

444 W. Ocean Blvd. #1404

City:

Long Beach

State: CALIFORNIA

Zip: 90802

IV.

This corporation is authorized to issue only one class of shares of stock; and the total number of shares which this corporation is authorized to issue is 100,000,000.

/s/Marcus B. Crawshaw, Incorporated

Marcus B. Crawshaw, Incorporator